SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FORD MOTOR COMPANY

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

345370860

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$170,000,000	$6,681

(1)	Estimated for purposes of calculating the filing fee only. Transaction value derived by multiplying 20,000,000 shares of the subject company (number of shares sought) by $8.50 (the tender offer price per share).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,681	Filing Party:	Tracinda Corporation
Kirk Kerkorian

Form or Registration Number: Schedule TO	Date Filed:	May 9, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole stockholder of Tracinda, with the United States Securities and Exchange Commission on May 9, 2008 (the “Schedule TO”) relating to the tender offer by Tracinda to purchase up to 20,000,000 shares of common stock, par value $0.01 per share (the “Shares”), of Ford Motor Company, a Delaware corporation (“Ford” or the “Company”), at a purchase price of $8.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2008 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or in the Schedule TO.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 2.	Subject Company Information.

Item 2 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(1) Section 8 (“Information Concerning Ford Motor Company”) of the Offer to Purchase is hereby amended by deleting in its entirety the last sentence of the last paragraph thereof.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO, to the extent such Item incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(1) Section 12 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended by deleting the last paragraph thereof and replacing it with the following:

All conditions to the Offer must be satisfied or, other than those conditions dependent upon the receipt of governmental approvals, waived prior to the expiration of the Offer, in each case, regardless of the circumstances giving rise to such condition (including any action or inaction by Ford). The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right prior to the expiration of the Offer, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer. In the event that we become aware that a condition has failed, or will necessarily fail, prior to the expiration of the Offer, we will promptly notify you, which notification may be made by a press release, whether we will waive such condition and proceed with the Offer or terminate the Offer. In the event that we waive any such condition, we will extend the expiration of the Offer to the extent necessary for the Offer to expire no earlier than five business days from the date of our announcement of such waiver.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
Item 6.	Purposes of the Transaction and Plans or Proposals.

Items 5 and 6 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The “Background” subsection of Section 11 (“Background and Purpose of the Offer; Plans for Ford”) of the Offer to Purchase is hereby amended by inserting the following paragraph at the end thereof:

On Friday, May 9, 2008, David G. Leitch, Group Vice President and General Counsel of Ford, contacted Mr. Christensen to reaffirm the prior understanding that representatives of Ford would be agreeable to a meeting with representatives of Tracinda at an appropriate time in the future.

Item 7.	Source and Amount of Funds or Other Consideration.
Item 11.	Additional Information.

Items 7 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) Section 10 (“Effect of the Offer on the Market for the Shares”) of the Offer to Purchase is hereby amended by deleting in its entirety the third paragraph thereof and replacing it with the following:

Tracinda entered into a credit agreement, dated April 15, 2008 and amended on May 21, 2008, for a $600 million revolving credit facility with Bank of America, N.A., as agent, and Bank of America Securities LLC as the sole lead arranger and sole and exclusive book manager. At Tracinda’s option, borrowings under the revolving credit facility will bear interest at either 0.25% above the prime rate announced from time to time by Bank of America, N.A. or 1.50% above LIBOR, and will mature on April 15, 2011. Tracinda also entered into a pledge agreement and a custody agreement with Bank of America, N.A. for the pledge of collateral for borrowings under the credit facility. All 100 million shares of Ford beneficially owned by Tracinda have been pledged under the pledge agreement as collateral for borrowings under the credit facility. In addition, any shares purchased by Tracinda in the Offer will be pledged as further collateral. Furthermore, after April 15, 2009, if the amount of the outstanding borrowings under the credit facility exceeds a determined percentage of the market value of all collateral pledged under the pledge agreement, Tracinda will be required to prepay such excess amount or pledge additional collateral. In addition, prior to borrowing an aggregate amount equal to or in excess of $300 million, Tracinda will be required to pledge additional collateral such that the aggregate amount to be borrowed does not exceed a predetermined percentage of the market value of all collateral pledged. The credit agreement, the pledge agreement, and the custody agreement contain customary representations, warranties, covenants and conditions.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase, dated May 9, 2008. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(1)(G)	Press Release issued May 9, 2008. *
(a)(1)(H)	Summary Advertisement. *
(a)(1)(I)	Website established by Information Agent - http://www.dfking.com/Ford. *
(a)(1)(J)	Press Release issued April 28, 2008, incorporated by reference from Schedule TO filed by Tracinda Corporation on April 28, 2008. *
(b)(1)	Revolving Credit Facility Letter Agreement, dated April 15, 2008.
(b)(2)	Pledge Agreement, dated April 15, 2008. *
(b)(3)	Custody Agreement, dated April 15, 2008. *
(b)(4)	First Amendment to Revolving Credit Facility Letter Agreement, dated May 21, 2008.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.
(i)	Power of Attorney. *

*	Previously filed

SIGNATURE

After due inquiry and to the best of undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008

TRACINDA CORPORATION A Nevada corporation

By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Secretary and Treasurer

KIRK KERKORIAN

By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Attorney-in-fact*

*	Power of Attorney filed as Exhibit (i) to the Schedule TO of Tracinda Corporation and Kirk Kerkorian on May 9, 2008

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated May 9, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Press Release issued May 9, 2008. *

(a)(1)(H)	Summary Advertisement. *

(a)(1)(I)	Website established by Information Agent - http://www.dfking.com/Ford. *

(a)(1)(J)	Press Release issued April 28, 2008, incorporated by reference from Schedule TO filed by Tracinda Corporation on April 28, 2008. *

(b)(1)	Revolving Credit Facility Letter Agreement, dated April 15, 2008.

(b)(2)	Pledge Agreement, dated April 15, 2008. *

(b)(3)	Custody Agreement, dated April 15, 2008. *

(b)(4)	First Amendment to Revolving Credit Facility Letter Agreement, dated May 21, 2008.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

(i)	Power of Attorney. *

*	Previously filed